Mail Stop 4561

March 22, 2006

Rhonda Nyhus
Chief Financial Officer
NASB Financial, Inc.
12498 South 71 Highway
Grandview, Missouri 64030

RE:	NASB Financial, Inc.
	Form 10-K for Fiscal Year Ended September 30, 2005
	Form 10-Q for Period Ended December 31, 2005
File No. 000-24033

Dear Ms. Nyhus,

	We have reviewed your letter filed on March 7, 2006 and have the following comments. Where indicated, we think you should amend your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or an amendment is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2005 Annual Report

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

General

1. We note your response to comment 3 from our letter dated
February
22, 2006. Please include the proposed disclosure included in your response in your amended Form 10-K/A for the fiscal year ended
September 30, 2005. Also, please include your outstanding commitments to originate mortgage loans in your disclosure.

Liquidity and Capital Resources, page 11

2. We note your response to comment 4 from our letter dated
February
22, 2006. Please revise to disclose your regulator`s policy related to subsidiary dividends incorporating the wording from your response in your amended Form 10-K/A for the fiscal year ended September 30,
2005.

3. We note your response to comment 5 from our letter dated
February
22, 2006. Please include the proposed disclosure included in your response in your amended Form 10-K/A for the fiscal year ended
September 30, 2005.

Consolidated Statements of Cash Flows, page 15

4. We note your response to comment 6 from our letter dated
February
22, 2006. We note the significance of the error to total operating cash flows and believe you should revise your statement of cash flows for all periods presented in your amended Form 10-K/A for the fiscal year ended September 30, 2005.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments and indicate your intent to amend your filings. You may wish to provide us with your proposed revisions prior to filing your amendment. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant


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Rhonda Nyhus
NASB Financial, Inc.
March 22, 2006
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